SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March, 2010

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S.A.

     CNPJ [Corporate Taxpayer’s Roll] nº 01.832.635/0001-18
NIRE [Company Roll Registration Number] nº 35.300.150.007
Open Capital Company

EXTRAORDINARY GENERAL MEETING
 CALL FOR MEETING

The stockholders of TAM S.A. (hereinafter referred to as “Company”) are herein called to meet at 10:30 am of April 1, 2010, at the head office in the city of São Paulo, State of São Paulo, at Av. Jurandir, no. 856, Lote 4, 7º Andar, Jardim Ceci, CEP 04072-000, to decide on the special granting of the option to purchase the stocks under the Stocks Purchase Option Plan previously approved and in force.

General Instructions: Pursuant the provisions under article 126 of Law no. 6.404/76, and subsequent amendments, all stockholders owning the stocks issued by the Company might attend the Meeting herein called, personally, by their legal representatives or by proxy, provided, however, said stocks are recorded on their behalf before the escrow agent (financial institution) liable for the stocks services of the Company, Banco Itaú S.A., up to twenty-four (24) hours prior to the date informed in this Call for Meeting, according to the provisions in the Company’s bylaws.

The Stockholders shall arrive before the beginning of the Meeting with the following documents:

• Identification document, and statement issued by the trustee indicating the equity holding;
• If stockholder is unable to attend the General Meeting he/she could be represented by the proxy and the legal provisions should be complied with;
• In order to provide celerity to the process and render the Meeting works easier, the evidence of the stocks ownership and the proxy instruments might be deposited at the Company's main office, upon stockholder discretion, preferably two (2) days prior to the date scheduled for the Meeting.
• Any explanation deemed necessary should be obtained at the Investor Relation site – www.tam.com.br/ir.

São Paulo (SP), March 15, 2010.

MARIA CLÁUDIA OLIVEIRA AMARO
President of the Board of Directors.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2010

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.